UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*


Novell, Inc.
(Name of Issurer)


Common Stock, par value $.10 per share
(Title of Class of Securities)


670006 10 5
(CUSIP Number)

Betty DePaola, Director of Shareholder Services
Novell, Inc., 2180 Fortune Drive, San Jose, CA 95131
(408) 434-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-I(b)(3) or (4), check the following box_____.

Check the following box if a fee is being paid with the statement__X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-I(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            SCHEDULE 13D

            CUSIP No. 670006 10 5


1  NAME OF REPORTING PERSON                               Bruce W. Bastian
S.S. OR I.R.S. NO. OF ABOVE PERSON                        ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*                                       SC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO
   ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.

            NUMBER OF        7  SOLE VOTING POWER         19,783,394
             SHARES
          BENEFICIALLY       8  SHARED VOTING POWER
            OWNED BY
             EACH            9  SOLE DISPOSITIVE POWER    19,783,394
           REPORTING
            PERSON          10  SHARED DISPOSITIVE POWER      0
              WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  25,690,050

12  CHECK BOX IF THE AGGREGATE AMOUNT IS ROW (11)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              7%

14  TYPE OF REPORTING PERSON                                        IN

Item 1.           Security and Issuer.

This Schedule 13D relates to  Common Stock, par value $.10 per share, of
Novell,  Inc.,  a Delaware  corporation ("Novell").   The  principal executive
offices of Novell, Inc. are located at 122 East 1700 South, Provo, Utah 84606, telephone (801) 429-7000.

Item 2.           Identity and Background.

This Schedule 13D is filed by Bruce W. Bastian, whose current address is 1384 North 450 East, Orem, Utah 84057. Mr. Bastian is [principal occupation]. Mr. Bastian has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

The shares of Novell Common Stock held by Mr. Bastian were acquired pursuant to an Agreement and Plan of Reorganization, dated as of March 21, 1994, and amended as of May 31, 1994 (the "Merger Agreement"), in exchange for shares of common stock of WordPerfect held by Mr. Bastian. The Merger Agreement is incorporated by reference herein (see Item 7) and all references to the Merger Agreement contained herein are qualified in their entirety by reference to the full text of the Merger Agreement.

Item 4.           Purpose of Transaction.

Pursuant to the Merger Agreement, WordPerfect was merged with and into Novell (the "Merger"), with Novell as the surviving corporation, and each share of common stock of WordPerfect (other than shares held by WordPerfect, Novell or their respective subsidiaries and shares, if any, held by persons exercising dissenters' rights in accordance with the URBCA ("Dissenting Shares")), including shares issuable upon the exercise of any option to acquire shares of common stock of WordPerfect prior to the effective time of the Merger, that are issued and outstanding immediately prior to the effective time of the Merger (other than Dissenting Shares) were automatically canceled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive one share of Novell Common Stock. On June 8, 1994, the last sale price of Novell Common Stock as reported on the Nasdaq National Market was $17 1/4 per share.

Based upon the number of shares of Novell Common Stock outstanding as of May 27, 1994, 362,229,164 shares of Novell Common Stock will be outstanding immediately after the effective time of the Merger, of which approximately 14.18% will be held by the former holders of common stock of WordPerfect.

In connection with the Merger, Novell  has agreed that the Novell  Board of Directors will, promptly following the receipt of a request from Mr. Bastian and another former WordPerfect shareholder, Alan C. Ashton, increase the size of the Novell Board of Directors from seven to nine and at such time cause Mr. Bastian and Dr. Ashton (or their designees) to be elected to the Novell Board of Directors. Mr. Bastian and Dr. Ashton are expected to make such a request in the latter part of 1994. The Novell Board of Directors has agreed to take all necessary action to cause Dr. Ashton and Mr. Bastian and Dr. Ashton (or their designees) to be nominated for election at the Novell annual meeting of stockholders for fiscal year 1995.

Item 5.           Interest in Securities of the Issuer.

a.   As   of  the  date  of  this  Schedule  13D,    Mr.  Bastian
     beneficially owns 25,690,050 shares of Novell Common Stock, or approximately 7% of the issued and outstanding shares of Novell's Common Stock (based on a representation by Novell in the Registration Statement on Form S-4 (Registration No. 33-53215) filed with the Securities and Exchange Commission on April 22, 1994, and all amendments thereto, registering the shares of Novell Common Stock issued in connection with the Merger, that there were 362,229,164 shares of Novell Common Stock issued and outstanding as of May 27, 1994). Such 25,690,050 shares of Novell Common Stock include (a) 5,511,796 shares held by Melanie L. Bastian, Mr. Bastian's wife, as to which shares Mr. Bastian disclaims beneficial ownership, and (b) 394,860 shares held by a third party as custodian for the children Bruce and Melanie Bastian who are under 18 years of age, as to which shares Mr. Bastian disclaims beneficial ownership.

b. Mr. Bastian has sole power to vote and dispose of 19,738,394 shares of Novell Common Stock, which number of shares excludes the 5,511,796 shares held by Melanie L. Bastian and the 394,860 shares held by a third party as custodian for the children of Bruce and Melanie Bastian who are under 18 years of age.

c.   Other than as  described herein, there were no Novell Common
     Stock transactions effected by Mr. Bastian during the 60-day period preceding the date set forth on the cover.

d.   Not applicable.

e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted under Item 4 above, Novell, in connection with the Merger, has agreed that the Novell Board of Directors will, promptly following the receipt of a request from Mr. Bastian and Dr. Ashton increase the size of the Novell Board of Directors from seven to nine and at such time cause Mr. Bastian and Dr. Ashton (or their designees) to be elected to the Novell Board of Directors.

Item 7.   Material to Be Filed as Exhibits.

  *1 Agreement and Plan of Reorganization, dated as of March 21, 1994, and Amendment to Agreement and Plan of Reorganization, dated as of May 31, 1994 (as amended, the "Merger Agreement"), among Novell, Novell Acquisition Corp., WordPerfect, Alan C. Ashton, Bruce W. Bastian and Melanie L. Bastian.



- -----------------
            *Incorporated by reference to Novell's Registration Statement on Form S-4 (Registration No. 33-53215) filed with the Securities and Exchange Commission on April 22, 1994, and all amendments thereto.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 5, 1994

                                             /s/  Bruce W. Bastian
                                             _________________________

                                             EXHIBIT INDEX




                                                                Sequential
Exhibit                                                            Page
Number              Description of Exhibits                        Number


**1 Agreement and Plan of Reorganization, dated as of March 21, 1994, and Amendment to Agreement and Plan of Reorganization, dated as of May 31, 1994 (as amended, the "Merger Agreement"), among Novell, Novell Acquisition Corp., WordPerfect, Alan C. Ashton, Bruce W. Bastian and Melanie L. Bastian.










- ----------------------
**Incorporated by reference to Novell's Registration Statement on Form S-4 (Registration No. 33-53215) filed with the Securities and Exchange Commission on April 22,1994, and all amendments thereto.